Exhibit 99.8

July 12, 2012

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2012 of Burcon NutraScience Corporation of our report dated June 22, 2012, relating to the consolidated financial statements, which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) of our report referred to above.

( signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia